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SEC FILE NUMBER
8- 35180 -

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2011** (MM/DD/YY) AND ENDING **June 30, 2012** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Martinson & Company, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Barry Avenue North
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Martinson **952-473-4133**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, Thomas Martinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinson & Company, Ltd. as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____


THERESA MARIE ANDRUS
Notary Public
State of Minnesota
My Commission Expires
January 31, 2015

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINSON & COMPANY, LTD.

FINANCIAL STATEMENTS

Years Ended June 30, 2012 and 2011


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT REGISTERED ACCOUNTANTS' REPORT

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the statements of financial condition of Martinson & Company, Ltd. as of June 30, 2012 and 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Martinson & Company, Ltd. as of June 30, 2011 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
August 24, 2012

MARTINSON & COMPANY, LTD.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2012 and 2011

		2012		2011
ASSETS				
ASSETS				
Cash	$	12,237	$	16,371
Accounts receivable, net of allowance for for uncollectible accounts 2012 $5,000 and 2011 $5,000		0		-
Deferred tax asset		3,353		3,110
Other assets		73		73
TOTAL ASSETS	$	15,663	$	19,554
LIABILITIES				
LIABILITIES				
Accunts Payable and Accrued Expenses	$	418	$	1,414
Income taxes payable		-		330
TOTAL LIABILITIES		418		1,744
STOCKHOLDER'S EQUITY				
CAPITAL CONTRIBUTED				
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 1,000 shares		10		10
Additional paid-in capital		9,990		9,990
TOTAL CAPITAL CONTRIBUTED		10,000		10,000
RETAINED EARNINGS		5,245		7,810
TOTAL STOCKHOLDER'S EQUITY		15,245		17,810
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,663	$	19,554

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF OPERATIONS

Years Ended June 30, 2012 and 2011

	2012	2011
REVENUES		
Advisory services	$ 17,070	$ 32,518
GENERAL AND ADMINISTRATIVE EXPENSES	20,263	29,819
OPERATING INCOME (LOSS)	(3,193)	2,699
OTHER INCOME		
Interest income	10	5
INCOME (LOSS) BEFORE INCOME TAXES	(3,183)	2,704
INCOME TAX EXPENSE (BENEFIT)	(618)	595
NET INCOME (LOSS)	$ (2,565)	$ 2,109

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended June 30, 2012 and 2011

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, June 30, 2010	1,000	$ 10	$ 9,990	$ 5,701	$ 15,701
Net income				2,109	2,109
Balance, June 30, 2011	1,000	10	9,990	7,810	17,810
Net income (loss)				(2,565)	(2,565)
Balance, June 30, 2012	1,000	$ 10	$ 9,990	$ 5,245	$ 15,245

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,565)	$ 2,109
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Deferred income taxes	(243)	(410)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(996)	916
Income taxes payable	(330)	330
NET INCREASE (DECREASE) IN CASH	(4,134)	2,945
CASH		
BEGINNING OF YEAR	16,371	13,426
END OF YEAR	$ 12,237	$ 16,371

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes	$ 410	675

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. From time to time, the Company performs services for clients with revenues sufficient to define this client as a major client. While such relationships are considered significant relationships, the clients change annually. The Company's 2012 and 2011 investment banking activities and advisory services were primarily performed on behalf of two clients both of which exceed ten percent of revenues.

Significant accounting policies:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the

(1) Nature of business and significant accounting policies (continued)

Significant accounting policies (continued):

likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events policy - Subsequent events have been evaluated through August 24, 2012 which is the date the financial statements were issued.

(2) Income tax matters

The components of the income tax provision are as follows:

	Years Ended June 30, 2012	2011
Current income taxes		
Federal income taxes	$ -	$ 660
State and local income taxes	-	265
Tax benefit of net operating loss carryforward	-	(595)
Total current income tax (benefit) expense	-	330
Deferred income taxes		
Temporary differences	(375)	170
Change in deferred tax valuation allowance	-	(500)
Net operating loss carryforward	(243)	595
Total deferred income tax (benefit) expense	(618)	265
Total income tax (benefit) expense	$ (618)	$ 595

The Company has federal and state net operating loss carryforwards of $3,200 and $14,300 respectively which begin to expire in 2022.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended June 30, 2008 through 2012 remain subject to examination. Tax returns for state jurisdictions for years ended June 30, 2008 through 2012 remain subject to examination.

(2) Income tax matters (continued)

The Company provides deferred income taxes to reflect the impact of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The significant temporary differences and the related deferred tax assets and (liability) are as follows:

	June 30, 2012	2011
Bad debt allowance	$ 1,240	$ 1,240
Net operating loss carryforward	2,113	1,870
Total deferred income taxes	$ 3,353	$ 3,110

(3) Related party

During the years ended 2012 and 2011 the Company provided various advisory and related consulting to a business owned and operated by the stockholder of the Company. The advisory service revenue includes both advisory services and the reimbursement of direct and indirect expenses totaling $7,000 and $16,500 for 2012 and 2011, respectively. In addition, the Company, under a shared service agreement, reimbursed a related party for certain expenses ($8,800 and $14,100 for the years 2012 and 2011, respectively). There are no amounts due from the affiliate.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2012, the Company had net capital as defined by Rule 15c3-1 of $11,819 which exceeds its required net capital of $5,000 by $6,819. The Company's ratio of aggregate indebtedness to net capital was .35 to 1 at June 30, 2012.

(5) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.



SUPPLEMENTARY INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT REGISTERED ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MARTINSON & COMPANY, LTD.

In planning and performing our audit of the financial statements of Martinson & Company, Ltd. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
August 24, 2012



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT REGISTERED ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the financial statements of Martinson & Company, Ltd. as of and for the year ended June 30, 2012 and our report thereon dated August 24, 2012, which expressed an unqualified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
August 24, 2012

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934 JUNE 30, 2012 COMPUTATION OF NET CAPITAL

Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 15,245
2. Deduct: ownership equity not allowable for net capital		
3. Total ownership equity qualified for net capital		15,245
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b. Other (deductions) or allowable credits Deferred taxes on non-allowable assets		
5. Total capital and allowable subordinated liabilities		15,245
6. Deduction and/or charges:		
a. Total non-allowable assets included in Statement of Financial Condition:	$ 3,426	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges contingent liability	-	3,426
7. Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions		11,819
9. Haircuts on securities:		
a. Contractual securities commitments		
b. Subordinated securities borrowings		
c. Trading and investment securities:		
i. Exempted securities		
ii. Debt securities		
iii. Options		
iv. Other securities	-	-
d. Undue concentration (illiquid investment securities)		-
e. Other		
10. Net capital		$ 11,819

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2012
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	28
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	6,819

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	418
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	418
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		3.5%

MARTINSON & COMPANY, LTD

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5 as of June 30, 2012)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	11,819
Differences in amount submitted not material		-
Net capital as reported on line 10 of Schedule I	$	11,819

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	418
Differences in amount submitted not material		-
Total aggregate indebtedness as reported on line 19 of Schedule II	$	418

MARTINSON & COMPANY, LTD

STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2012

Schedule IV

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and of possession and control under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(ii) of the rule.